# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Technology Finance Corp., CIK 0001747777
CUSIP: 095924106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001999371-25-003300
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 29,130,491; sole dispositive power 0; shared dispositive power 29,130,491; aggregate amount beneficially owned 29,130,491 (6.3% of the class)
- MIC Capital Management 85 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 27,673,966; sole dispositive power 0; shared dispositive power 27,673,966; aggregate amount beneficially owned 27,673,966 (6% of the class)
- MIC Capital Management 93 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 27,673,966; sole dispositive power 0; shared dispositive power 27,673,966; aggregate amount beneficially owned 27,673,966 (6% of the class)
- Fifteenth Investment Co LLC: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 1,456,525; sole dispositive power 0; shared dispositive power 1,456,525; aggregate amount beneficially owned 1,456,525 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Blue Owl Technology Finance Corp.
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York, 10022

## Item 2. Person Filing
Name of person filing: (i) Mubadala Investment Company PJSC, (ii) Mamoura Diversified Global Holding PJSC, (iii) MIC Capital Management 85 RSC Ltd, (iv) MIC Capital Management 93 RSC Ltd and (v) Fifteenth Investment Company LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: (i) For Mubadala Investment Company PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates; (ii) For Mamoura Diversified Global Holding PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates; (iii) For MIC Capital Management 85 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates; (iv) For MIC Capital Management 93 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates; and (v) For Fifteenth Investment Company LLC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates.
Citizenship: (i) Mubadala Investment Company PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates; (ii) Mamoura Diversified Global Holding PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates; (iii) MIC Capital Management 85 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates; (iv) MIC Capital Management 93 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates; and (v) Fifteenth Investment Company LLC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC may have been deemed to have beneficially owned 29,130,491 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Blue Owl Technology Finance Corp. (the "Issuer"). Of such shares of Common Stock, 27,673,966 shares of Common Stock were directly held and beneficially owned by MIC Capital Management 93 RSC Ltd ("93 RSC") and 1,456,525 shares of Common Stock were directly held and beneficially owned by Fifteenth Investment Company LLC. 93 RSC is a wholly owned subsidiary of MIC Capital Management 85 RSC Ltd ("85 RSC"). 85 RSC is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. Due to their relationship with 93 RSC, each of 85 RSC, Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may have been deemed to have indirectly beneficially owned the shares of Common Stock of the Issuer that were held directly by 93 RSC. Due to their relationship with Fifteenth Investment Company LLC, each of Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may have been deemed to have indirectly beneficially owned the shares of Common Stock of the Issuer that were held directly by Fifteenth Investment Company LLC.
Percent of class: As of June 30, 2025, each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC may have been deemed to have beneficially owned approximately 6.3% of the shares of Common Stock of the Issuer outstanding. As of June 30, 2025, each of 93 RSC and 85 RSC may have been deemed to have beneficially owned approximately 6.0% of the shares of Common Stock of the Issuer outstanding. As of June 30, 2025, Fifteenth Investment Company LLC may have been deemed to have beneficially owned approximately 0.3% of the Common Stock of the Issuer outstanding. Such percentages are based on 465,126,583 shares of Common Stock outstanding as of June 30, 2025, based on information disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
Sole power to vote or to direct the vote: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: As of June 30, 2025, each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC may have been deemed to have had shared power to vote or to direct the vote of 29,130,491 shares of Common Stock. As of June 30, 2025, each of 93 RSC and 85 RSC may have been deemed to have had shared power to vote or to direct the vote of 27,673,966 shares of Common Stock. As of June 30, 2025, Fifteenth Investment Company LLC may have been deemed to have had shared power to vote or to direct the vote of 1,456,525 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of June 30, 2025, each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC may have been deemed to have had shared power to dispose or to direct the disposition of 29,130,491 shares of Common Stock. As of June 30, 2025, each of 93 RSC and 85 RSC may have been deemed to have had shared power to dispose or to direct the disposition of 27,673,966 shares of Common Stock. As of June 30, 2025, Fifteenth Investment Company LLC may have been deemed to have had shared power to dispose or to direct the disposition of 1,456,525 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mubadala Investment Company PJSC: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (08/14/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (08/14/2025)
- MIC Capital Management 85 RSC Ltd: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (08/14/2025)
- MIC Capital Management 93 RSC Ltd: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (08/14/2025)
- Fifteenth Investment Co LLC: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (08/14/2025)